United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑            Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐           No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐            No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐            No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

Vale proposes payment of dividend to shareholders
Rio de Janeiro, September 26, 2011 — Vale S.A. (Vale) informs that its Executive Board has approved and will submit to the Board of Directors the proposal for payment of the second installment of the minimum dividend of US$ 2.0 billion, as publicly announced on January 31, 2011, and an additional dividend of US$ 1.0 billion. Thus, the proposal entails a distribution of US$ 3.0 billion to shareholders, equal to US$ 0.579472982 per common or preferred share in circulation, as of August 31, 2011 (5,177,117,992).
The proposal will be submitted for approval to the Board of Directors in the meeting scheduled for October 14, 2011 and, if approved, the payment of US$ 3.0 billion will be made on October 31, 2011. The amount in Brazilian reais will be computed using the Brazilian real/US dollar exchange rate (Ptax-Option 5) published by the Central Bank of Brazil on October 13, 2011.
Once the proposal is approved by the Board, all investors who hold Vale shares at the record dates will have the right to the dividend payment. The record date for the owners of shares traded on the BM&FBovespa is October 14, 2011. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is October 19, 2011 Eastern Standard Time and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) is at the close of the business day in Hong Kong on October 19, 2011.
Vale shares will be traded ex-dividend on BM&FBovespa, NYSE and Euronext Paris as of October 17, 2011 and on the HKEx as of October 18, 2011.
If the proposal is approved by the Board of Directors Vale will distribute to its shareholders US$ 9.0 billion in 2011 —including the extraordinary amount paid as of January 31, the first tranche of minimum dividend paid as of April 29 and the additional remuneration paid as of August 26 — which implies a relatively high dividend yield. The amount of US$ 9.0 billion is the largest ever distributed to shareholders and it is three times last year’s US$ 3.0 billion.
In addition to the dividend distribution, there is an ongoing share buyback program of up to US$ 3.0 billion, expected to run until November 25, 2011. The return of cash to shareholders of up US$ 12.0 billion shows our commitment to the optimization of capital allocation and maximization of shareholders return.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco

Date: September 26, 2011		Roberto Castello Branco
Director of Investor Relations